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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               MIDWAY GAMES INC.
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                                (Name of Issuer)


                     Common Stock par value $0.01 per share
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                         (Title of Class of Securities)


                                  598148 10 4
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                                 (CUSIP Number)

                                Neil D. Nicastro
                          3401 North California Avenue
                            Chicago, Illinois 60618
                            Telephone: (773) 961-222
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 22, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 598148 10 4             13D                          Page 2 of 6 Pages
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Neil D. Nicastro
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    2,990,082
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                       -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,990,082
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,990,082
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.5%
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14   TYPE OF REPORTING PERSON (See Instructions)

                    IN
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CUSIP NO. 598148 10 4               13D                       Page 3 of 6 Pages


ITEM 1.       SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, $.01 par value per share, of Midway Games Inc., a Delaware corporation ("Midway"), which has its principal executive office at 3401 North California Avenue, Chicago, IL 60618.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Statement is being filed by Neil D. Nicastro. Mr. Nicastro is the Chairman of the Board of Directors, President, Chief Executive Officer and Chief Operating Officer of Midway, and his business address is c/o Midway Games Inc., 3401 North California Avenue, Chicago, IL 60618. Midway develops, distributes and sells video games.

         During the last five years, Mr. Nicastro has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Nicastro is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Nicastro is filing this Statement because he purchased, on May 22, 2001, shares of Midway's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), and received associated warrants to purchase common stock and the right to purchase additional shares of Series B Preferred Stock. Mr. Nicastro used his personal funds to purchase the Series B Preferred Stock, the associated warrants and the right to acquire additional shares of Series B Preferred Stock. See Item 4 below.

ITEM 4.       PURPOSE OF THE TRANSACTION.

         On May 22, 2001, Mr. Nicastro purchased 200 shares of Series B Preferred Stock, together with warrants to purchase 50,000 shares of Midway's common stock and the right to purchase 62.5 additional Series B Preferred Stock shares, for an aggregate purchase price of $2,000,000.

         The Series B Preferred Stock is convertible for 30 months into shares of Midway common stock, at an initial conversion price of $9.33. The initial conversion price will be adjusted on May 21, 2002 to the average of the closing bid prices of the common stock for each trading day during the period from May 22, 2001 to May 20, 2002, subject to a floor of $4.24 and a cap of $11.45. The terms of the Series B Preferred Stock are more fully described in the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock incorporated by reference in this registration statement. See Item 7 below. The Series B Preferred Stock is subject to the terms and conditions of a Securities Purchase Agreement among Midway, Mr. Nicastro and others, dated May 22, 2001, incorporated by reference in this registration statement. See Item 7 below.



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CUSIP NO. 598148 10 4               13D                       Page 4 of 6 Pages


         The warrants are exercisable for three years at an exercise price of $9.33 per common share. The warrants are subject to the terms and conditions of the form of warrant, incorporated by reference in this registration statement. See Item 7 below.

         The Series B Preferred Stock carries a dividend of 4% per year, payable quarterly in cash or in additional Series B Preferred Stock at Midway's option.

         Mr. Nicastro has the right, until May 21, 2002, to purchase up to an aggregate of 62.5 additional shares of Series B Preferred Stock, which will have a fixed conversion price of $10.60, for an aggregate purchase price of $625,000.

         Absent any change in personal circumstances, Mr. Nicastro intends to maintain his equity position in Midway and has no plans to effect any of the changes described in Item 4 of Schedule 13D. Mr. Nicastro, however, intends to review on a continuing basis his investment in Midway and may, depending upon an evaluation of his financial planning, upon Midway's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in Midway stock.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Nicastro may be deemed the beneficial owner of 2,990,082 shares, or approximately 7.5%, of the issued and outstanding shares of Midway common stock. 774,908 of these shares are owned by Mr. Nicastro. 214,362 of these shares may be purchased by Mr. Nicastro by converting to common stock the 200 shares of Series B Preferred Stock he owns. 50,000 shares of Midway common stock may be purchased by Mr. Nicastro by exercising warrants. 58,962 of these shares may be purchased by Mr. Nicastro if he exercises his right to acquire 62.5 shares of Series B Preferred Stock and then converts those shares to common stock. 1,891,850 of these shares may be purchased by Mr. Nicastro upon exercise of stock options now vested or vesting within 60 days. Mr. Nicastro has sole voting and dispositive power with respect to all of his shares.

         During the past 60 days, Mr. Nicastro did not effect any transactions in Midway common stock.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Securities Purchase Agreement, incorporated by reference as Exhibit 1 hereto, provides Mr. Nicastro with the right to purchase additional shares of Series B Preferred Stock. See Item 5 above.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         1. Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Midway, dated May 21, 2001, incorporated by reference to Exhibit 3.2 to Midway's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2001 (the "Form 8-K").



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CUSIP NO. 598148 10 4               13D                       Page 5 of 6 Pages


         2. Securities Purchase Agreement, dated as of May 22, 2001, among Midway and the investors listed on the Schedule of Buyers attached thereto, incorporated by reference to Exhibit 10.1 to the Form 8-K.

         3. Form of Warrants to purchase Midway common stock, issued to Mr. Nicastro and other investors, incorporated by reference to
                  Exhibit 4.1 to the Form 8-K.









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CUSIP NO. 598148 10 4               13D                       Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         /s/ Neil D. Nicastro                                      June 1, 2001
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         Neil D. Nicastro